CFO Services Group

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-82,316.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivables:Operating Receivables	-19,738.00
Prepaid Expenses:Marketing / Lead Generation (deleted)	25,000.00
Prepaid Expenses:Office Security Deposit	-1,511.30
Prepaid Expenses:Professional Retainers	1,000.00
Accounts Payables	-27,584.77
Credit Cards:CitiCard American Airlines	-142.64
Credit Cards:PayPal Credit	2,795.03
Credit Cards:Wells Fargo Credit Card	14,804.03
Due To Clients:Client Deposits	3,735.00
Payroll Liabilities:Benefits Payable:401k Payable	-377.70
Payroll Liabilities:Benefits Payable:Dental & Vision Payable	0.00
Payroll Liabilities:Benefits Payable:Medical Payable	1,140.62
Payroll Liabilities:Expense Reimbursements Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-879.73**
Net cash provided by operating activities	**$ -83,196.39**
FINANCING ACTIVITIES	
Loans:Loan From WACIF (A)	43,673.93
Loans:Loan From WACIF (B)	13,102.23
Equity - Manuel Cosme:Withdrawals & Contributions	0.00
Retained Earnings	5,478.54
Net cash provided by financing activities	**$62,254.70**
NET CASH INCREASE FOR PERIOD	**$ -20,941.69**
Cash at beginning of period	27,515.30
CASH AT END OF PERIOD	**$6,573.61**